Ur-Energy Closes US$20,000,000 Loan Facility

LITTLETON, Colo., June 25, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is pleased to announce that the Company, and certain of its U.S. subsidiaries, closed the previously announced US$20.0 million secured loan facility (the "Loan Facility") with RMB Australia Holdings Ltd. ("RMBAH") on June 24, 2013.

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The Loan Facility is intended to provide additional interim working capital for the construction of the Company's flagship Lost Creek Project. Proceeds from the Loan Facility will also be used to repay all amounts outstanding under the previously announced US$5.0 million bridge loan facility with RMBAH.

The Loan Facility includes the following terms:

  an interest rate of LIBOR plus 7.5% per annum calculated quarterly;
  an arrangement fee of 6.0% payable at closing;
  a grant of a 4,294,167 warrants with a five-year expiry exercisable for 4,294,167 common shares of the Company at an exercise price of C$1.20, and other terms as set forth in the warrant certificate;
  customary security and other customary terms as set forth in the Loan Facility transaction documents.

The Company continues to work with the State of Wyoming and Sweetwater County to advance a US$34.0 million bond loan (the "Bond Loan") through the State's Industrial Development Bond program towards completion. It is expected that the Loan Facility will be repaid upon the closing of the Bond Loan, after which time the Loan Facility will remain available to fund the acquisition and advancement of the Pathfinder Mines assets in Wyoming. The Company continues to anticipate receiving all required regulatory approvals for the closing of the previously announced Pathfinder Mines Corporation acquisition in the near future.

Ur-Energy President and CEO Wayne Heili commented, "We are very pleased to announce the closing of this Loan Facility, which provides a great deal of flexibility to the Company as we complete the construction of the Lost Creek Project and await final approvals of the Bond Loan and Pathfinder acquisition."

About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south- central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production in the second half of 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing and ability to complete bond closing; timing of receipt of governmental approvals for and completion of the closing of the Pathfinder acquisition; timing of completion of construction and commencement of operations at Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.